Exhibit 99.1

REDIFF.COM PUBLISHES ITS UNAUDITED FINANCIALS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2015

In compliance with the NASDAQ Rule 5250(c)(2), which requires that each foreign private issuer with securities listed on the NASDAQ distribute interim financial information within six months following the end of such foreign private issuer's second fiscal quarter, Rediff.com India Limited hereby publishes its unaudited consolidated balance sheet as of September 30, 2015 and its unaudited consolidated statement of comprehensive loss for the six months ended September 30, 2015. It should be noted that the financial statements set forth in this press release are subject to audit and while no significant changes are anticipated, an audit could result in adjustments which would result in the audited numbers varying from the financial statements set forth below.

REDIFF.COM INDIA LIMITED

CONSOLIDATED BALANCE SHEETS

As of March 31, 2015 and September 30, 2015

	(All figures in US$ million)

	As of March 31, 2015	As of September 30, 2015
	(Audited)	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	8.29	6.85
Trade accounts receivables, net	2.48	1.98
Prepaid expenses and other current assets	1.27	1.24
Total current assets	12.04	10.07
Property, plant and equipment, net	-	0.44
Recoverable Taxes	1.20	1.51
Other non-current assets	0.89	0.67
Total non-current asset	2.09	2.62
Total assets	14.13	12.69

Liabilities and shareholders’ equity
Liabilities
Current liabilities
Accounts payable and accrued liabilities	5.20	6.98
Customer advances and unearned revenues	1.78	2.04
Total current liabilities	6.98	9.02
Other non-current liabilities	1.01	1.17
Total non-current liabilities	1.01	1.17
Total Liabilities	7.99	10.19
Shareholders’ equity
Equity share capital: Issued and outstanding	1.76	1.76
Additional paid in capital	132.62	132.67
Accumulated other comprehensive loss	(14.82)	(15.00)
Accumulated deficit	(108.99)	(112.50)
Treasury shares, at cost (See note below)	(4.43)	(4.43)
Total shareholders’ equity	6.14	2.50
Total liabilities and shareholders' equity	14.13	12.69

REDIFF.COM INDIA LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For each of the half years ended September 30, 2014 and 2015

	(All figures in US$ million)

	Half year ended September 30,
	2014	2015
	(Unaudited)	(Unaudited)
Revenues
India Online	6.55	5.82
US Publishing	1.18	0.89
Total revenues	7.73	6.71
Cost of Revenues (excluding depreciation and amortization separately disclosed below)
India Online	4.53	3.93
US Publishing	1.04	0.71
Total cost of revenues	5.57	4.64
Gross margin	2.16	2.07
Operating Expenses
Sales and marketing	3.72	1.77
Product development	1.16	1.12
Depreciation and amortization	0.96	-
General and administrative	3.59	2.96
Foreign exchange loss, net	0.01	0.02
Total operating expenses	9.44	5.87
Operating loss	(7.28)	(3.80)
Other income (expense), net
Interest income	0.56	0.25
Miscellaneous income	0.23	0.05
Total other income, net	0.79	0.30
Loss before income taxes	(6.49)	(3.50)
Income tax expense	(0.01)	(0.01)
Net loss	(6.50)	(3.51)

Note:

The company established an ESOP trust for the benefit of the employees and purchased 1,015,000 shares (equivalent to 2,030,000 ADS). These shares are treated as treasury stock.

About Rediff.com

Rediff.com (NASDAQ: REDF) is one of the premier worldwide online providers of news, information, communication, entertainment and shopping services to Indians worldwide. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi, India and New York, USA.

Safe Harbor:

Except for historical information and discussions contained herein, statements included in this release may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and reflect our current expectations. Forward-looking statements are identified by certain words or phrases such as "may", "will", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the economies worldwide and in the sectors in which our clients are based, the slowdown in the Internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, acceptance of new products and services, the development of broadband Internet and 3G networks in India, legal and regulatory policies, managing risks associated with customer products, the wide spread acceptance of the Internet as well as other risks detailed in the Form 20-F and other reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

For further details contact:

Mandar Narvekar

Rediff.com India Ltd.
Investor Relations and Corporate Affairs Contact
Tel.: +91-22-6182 0000

Email: investor@rediff.co.in

Phil Carlson / Elizabeth Barker
KCSA Strategic Communications
212-896-1233 / 1203
Email: rediff@kcsa.com

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